PUBLIC



22003734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III ☑

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-67684

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The M&A Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 South 8th Street, Suite 900
(No. and Street)

Minneapolis   MN   55402
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivar Sorensen   612.812.8404   ivar@m-a-group.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130   MAITLAND   FL   32751
(Address)   (City)   (State)   (Zip Code)

JULY 28, 2004   1839
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ivar W. Sorensen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The M&A Group LLC _____, as of December 31, 2021 _____, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAELEEN KENEDEE LAIRD
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31. 2023

Notary Public

Signature: _____

Title: _____ C E O

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of The M&A Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The M&A Group, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The M&A Group, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The M&A Group, LLC's management. Our responsibility is to express an opinion on The M&A Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The M&A Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as The M&A Group, LLC's auditor since 2015.

Maitland, Florida

February 10, 2022

THE M&A GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS

Cash	$ 34,011
Accounts Receivable	43,653
Prepaids	1,290
Goodwill	20,000
TOTAL ASSETS	$ 98,954

LIABILITIES AND MEMBERS' EQUITY

Liabilities – Accrued Expenses	$ 22,086
MEMBERS' EQUITY	76,868
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 98,954

See accompanying notes to financial statements.

THE M&A GROUP, LLC

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The M&A Group, LLC (the Company) functions primarily as an investment banking organization advising institutional clients on matters of mergers and acquisitions and other financial advisory services. In addition, the Company is approved by the Financial Industry Regulatory Agency (FINRA) for the private placement of equity, debt, and direct participation securities with institutional investors and other accredited investors.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash in operating bank accounts, cash on hand, demand deposits, and highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the normal banking risks of funds in excess of those limits.

Accounts Receivable

Accounts Receivable consists of fees due from customers in the amount of $43,653, all of which are collectible in full.

Goodwill

The Company accounts for goodwill in accordance with FASB ASC 350-10, *Goodwill and Other Intangible Assets*. This Statement provides that goodwill is reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, is below its carrying value. There were no charges to operations for goodwill impairment during the year. If goodwill was impaired, the impairment would be measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill.

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenues are recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2021, there were no advances to the Company.

THE M&A GROUP, LLC

NOTE 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2016. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Office Lease

Effective November 9, 2020, the Company entered into a lease for office space with its landlord, IDS Executive Suites, LLC whereby The Company is leasing space on a month-to-month basis at a monthly cost of $1,200.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The expected annual lease cost for 2022 is $14,400.

NOTE 3 - Revenue Concentration

The primary source of revenues for the Company is Legendary Capital, LLC, a ND based REIT. Revenues are earned from a fixed monthly retainer plus override commissions based on new capital raised by the REIT. During the year ended December 31, 2021, all of the Company's revenue came from one customer, Legendary Capital, LLC.

NOTE 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2021, the net capital ratio was 1.852 to 1 and net capital was $11,925, which exceeded the minimum requirement by $6,925.

NOTE 5 – Commitments and Contingencies

There are no commitments and contingencies that would have material impact as of December 31, 2021.

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events occurring through February 10, 2022, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.